

September 27, 2010

Sprott Physical Silver Trust
c/o Anthony Tu-Sekine, Esq.
Seward & Kissel LLP
1200 G Street N.W.
Washington, D.C. 20005

>   **Re: Sprott Physical Silver Trust**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed September 8, 2010**
>   **File No. 333-168051**

Dear Sir or Madam:

　　　　We have reviewed your registration statement and your response letter dated September 7, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1

1. We note your responses to comments 3, 5, and 7 from our letter to you dated August 6, 2010. With a view toward enhanced disclosure, further explain to us the logistics involved in the initial phase of your business model, including how you would expect to obtain the referenced amount of silver (1) in four weeks and (2) without significantly impacting the price you would have to pay in light of the existing demand and the quantity of silver involved. We note the general discussion of the purchase process at page 26.

2. The disclosure you provided in response to comment 5 from our letter to you dated August 6, 2010, requires additional context to be meaningful. With regard to price and availability, include revised disclosure to make clear that when you cite the "all sources" data for 2008 and 2009, you are referring to the supply for those entire twelve month periods. In that regard, you should discuss the factor of time, making clear that you would be expecting to make purchases that would constitute a significant percentage of the silver then available for sale during the four week period. Also discuss, if material, the percentages of such "all sources" silver which are typically sold pursuant to long-term supply agreements or other longstanding arrangements and therefore not available to a new market participant such as the registrant.

3. Similarly, further explain the likely sources for the silver and any impact on your ultimate costs due to the need to have it delivered to Canada. Discuss how closely you expect the price that you pay, including delivery, will correlate to the then current "market value based on the price provided by a widely recognized pricing service as directed by the Manager," as referenced in the Computation of Net Asset Value disclosure at page 83. If you expect to purchase most of your silver at a premium to the current "market value" for whatever reasons, make this clear.

4. Also revise to explain why the trust agreement does not specify precisely which "widely recognized pricing service" will be used for NAV computation purposes, and disclose any risks this could create.

Summary of Fees and Expenses, page 10

5. We note your response to comment 13 from our prior letter dated August 6, 2010, and reissue the comment. Enhance your cross-reference to make clear that you identify all material fees and expenses.

Risk Factors

The Trust may conduct further offerings of units from time to time, page 15

6.   We note your response to comment 16 from our prior letter dated August 6, 2010, and your disclosure that "[t]he price to the public at which such units are offered likely will be below the trading price of units of the Trust on the NYSE Arca or TSX at the time of the offering." Please further explain the below-market price prediction.

RBC Dexia, the Mint, the Trustee and other service providers, page 17

7.   We note your response to comment 15 in our prior letter dated August 6, 2010, and we reissue the comment in part. Please eliminate the mitigating language contained in this risk factor where you state that "RBC Dexia, the Mint, the Trustee and other service providers engaged by the Trust maintain such insurance as they deem adequate."

Attractive Gold / Silver Ratio, page 40

8.   We note your response to comment 21 in our prior letter dated August 6, 2010, and we reissue the comment. Explain further in necessary detail the basis for the Manager's belief that "silver, like gold, has significant upside potential."

List of Exhibits

9.   In all future amendments, specify precisely when and with which filing you filed each incorporated exhibit. We also remind you of comment 34 from our letter to you dated August 6, 2010.

Exhibit 8.2

10. We note that the tax opinion indicates that it is "furnished only to you and is solely for your benefit" and may not be "relied upon by any other person," etc. Please obtain and file a new opinion that does not contain these limitations.

Attachment B to Response Letter Dated September 7, 2010

Note 2.5 – Summary of Significant Accounting Policies, page 25

(iii) Silver Bullion

11. We note your response to prior comment 33, and proposed disclosure under this Note indicating that you measure your investments in silver bullion at fair value, with unrealized gains and losses recorded in income. Please expand your disclosure to provide the basis supporting your accounting treatment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551- 3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer at (202) 551-3610 with any questions on engineering issues. Please contact Sean Donahue at (202) 551-3579, or in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director